787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 5, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust

Post-Effective Amendment No. 320 to Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-6444

Ladies and Gentlemen:

On behalf of Legg Mason Partners Equity Trust (the “Trust”), and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Post-Effective Amendment No. 320 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 320 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”).

The purpose of the Amendment is to add Class A2 shares to QS Batterymarch Managed Volatility Global Dividend Fund (the “Fund”), a series of the Trust. Effective March 31, 2015, the Fund’s name will be changed to “QS Batterymarch Global Dividend Fund.” The Fund’s investment policies and strategies will not be changed.

Since the Fund will offer its Class A2 shares to retail and institutional shareholders in the same manner as the other classes of the Fund and other series of the Trust, the disclosures in the sections of the Fund’s Prospectus titled “Purchase and sale of fund shares,” “Tax information,” “Payments to broker/dealers and other financial intermediaries,” “Portfolio holdings,” “More on fund management,” “Choosing a class of shares to buy,” “Comparing the fund’s classes,” “Sales charges,” “More about contingent deferred sales charges,” “Retirement and Institutional Investors—eligible investors,” “Buying shares,” “Exchanging shares,” “Redeeming shares,” “Other things to know about transactions,” “Dividends, distributions and taxes,” and “Share price” and the sections of the Fund’s Statement of Additional Information (“SAI”) entitled “Investment Policies,” “Management,” “Investment Management and Other Services,” “Purchase of Shares,” “Redemption of Shares,” “Exchange Privilege,” “Valuation of Shares,” “The Trust,” and “Taxes” are substantially identical to those sections in the Prospectuses and SAIs of other series of the Trust that have been reviewed by the Staff. In addition, the Fund’s investment objectives, policies, strategies and risks have not materially changed since the Fund’s initial filing pursuant to Rule 485(a)(2) in December 2012, which filing was reviewed by the Staff. Consequently, on behalf of the Trust, I request selective review of the Amendment.

NEW YORK         WASHINGTON         PARIS         LONDON         MILAN         ROME         FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

February 5, 2015

Any questions or comments on the Amendment should be directed to the undersigned at 212-728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	Thomas C. Mandia, Legg Mason & Co., LLC

Harris C. Goldblat, Legg Mason & Co., LLC

Benjamin J. Haskin, Willkie Farr & Gallagher LLP